PRESS RELEASE                                            [LOGO] Coca-Cola
FOR IMMEDIATE RELEASE                              COCA-COLA FEMSA, S.A. DE C.V.
FOR FURTHER INFORMATION:                                       FEMSA
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

                     COCA-COLA FEMSA: STOCK PRICE MOVEMENTS

      Mexico City (January 7, 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV:KOFL; NYSE:KOF) ("KOF") informs the investing public that the increases in the prices of the Series L shares and ADRs of KOF during today's trading day are believed to be attributable to movements in the capital markets. (This release is an English translation of a document filed at the request of the Mexican Stock Exchange.)